UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2015

Commission File Number: 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated July 29, 2015 in relation to the discloseable transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: July 29, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hong Kong Television Network Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

DISCLOSEABLE TRANSACTION

ACQUISITIONS OF NOTES

The Company acquired the following notes by public offering by the issuers and on the open market:

(1)	Acquisition of the First Notes in a series of transactions conducted between 3 September 2014 to 28 July 2015 for an aggregate consideration of RMB11,073,192 (equivalent to approximately HK$13,803,841 adopting an exchange rate of RMB1=HK$1.2466) including accrued interest.

(2)	Acquisition of the Second Notes in a series of transactions conducted between 14 July 2015 to 27 July 2015 for an aggregate consideration of RMB15,051,190 (equivalent to approximately HK$18,762,813 adopting an exchange rate of RMB1=HK$1.2466) including accrued interest.

Each of the transactions for the First Notes Acquisitions and the Second Notes Acquisitions individually did not exceed 5% of any of the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules. When aggregated the relevant transactions together, one of the applicable percentage ratios in respect of the First Notes Acquisitions and the Second Notes Acquisitions are above 5% but less than 25%, the First Notes Acquisitions and the Second Notes Acquisitions constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

ACQUISITIONS OF NOTES

(1)	First Notes Acquisitions

The Company acquired the First Notes by public offering and on open market in a series of transactions conducted between 3 September 2014 to 28 July 2015 for an aggregate consideration of RMB11,073,192 (equivalent to approximately HK$13,803,841 adopting an exchange rate of RMB1=HK$1.2466) including accrued interest.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the issuer, the vendors of the open market acquisitions and their ultimate beneficial owners are third parties independent of and not connected with the Company and its connected persons (as defined in the Listing Rules).

(2)	Second Notes Acquisitions

The Company acquired the Second Notes by public offering and on the open market in a series of transactions conducted between 14 July 2015 to 27 July 2015 for an aggregate consideration of RMB15,051,190 (equivalent to approximately HK$18,762,813 adopting an exchange rate of RMB1=HK$1.2466) including accrued interest.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the issuer, the vendors of the open market acquisition and their ultimate beneficial owners are third parties independent of and not connected with the Company and its connected persons (as defined in the Listing Rules).

Principal terms of the First Notes:

Issuer	:	Qilu International Finance (BVI) Company Limited
Guarantor	:	Qilu International Holdings Limited
Aggregate Principal Amount	:	RMB1,500,000,000,000
Issue Price	:	RMB100.00
Coupon Rate	:	6.25% per annum
Maturity Date	:	10 September 2017
Interest Payment Dates	:	Interest is payable semi-annually on March and September in each year, commencing March 2015
Denomination	:	the First Notes are issued in registered form in the denomination of RMB1,000,000 each and integral multiples of RMB10,000 in excess thereof
Listing	:	the First Notes are listed on The Stock Exchange of Hong Kong Limited

Principal terms of the Second Notes:

Issuer	:	Fuqing Investment Management Limited
Guarantor	:	Pingan Real Estate (Hong Kong) Company Limited
Keepwell Deed Providers	:	Ping An Insurance (Group) Company of China, Ltd. and Ping An Real Estate Company Ltd.
Liquidity Support Provider	:	Ping An Real Estate Company Ltd.
Aggregate Principal Amount	:	RMB1,000,000,000,000
Issue Price	:	RMB100.00
Coupon Rate	:	4.85% per annum
Maturity Date	:	21 July 2018
Interest Payment Dates	:	Interest is payable semi-annually on January and July in each year, commencing January 2016
Denomination	:	the Second Notes are issued in registered form in the denomination of RMB1,000,000 each and integral multiples of RMB100,000 in excess thereof
Listing	:	the Second Notes are listed on the Singapore Exchange Securities Trading Limited

FINANCIAL EFFECTS OF THE ACQUISITIONS OF NOTES

The First Notes Acquisitions and the Second Notes Acquisitions were funded by the Company’s surplus cash, and the First Notes and the Second Notes are expected to generate an average yield of approximately 6.6% and 4.8% per annum respectively to the Company. The Directors consider that the First Notes Acquisitions and the Second Notes Acquisitions will not cause significant impact on consolidated earnings for the financial year ending 31 December 2016.

INFORMATION ON THE GROUP

The Group is principally engaged in the provision of multimedia business, including but not limited to the offer of free television programming through its Over-The-Top (OTT) platform, multimedia and drama productions, contents distribution, online shopping mall operation and other related services.

INFORMATION ON THE FIRST NOTES

The Issuer of the First Notes, Qilu International Finance (BVI) Company Limited was incorporated as a BVI business company with limited liability on 11 August 2014 under the laws of the British Virgin Islands. Qilu is a wholly-owned subsidiary of the guarantor of the First Notes and had not engaged and would not engage, in any material activities other than those relating to the issue of the First Notes and the on-lending of the proceeds thereof to the guarantor of the First Notes. The guarantor, Qilu International Holdings Limited, is a wholly-owned subsidiary of Qilu Securities Co., Limited which is a securities company headquartered in Shandong Province, the People’s Republic of China and is a securities dealer that is majority owned by State-owned Assets Supervision and Administration Commission in Shandong Province.

INFORMATION ON THE SECOND NOTES

The Issuer of the Second Notes, Fuqing Investment Management Limited was incorporated as a BVI business company with limited liability on 3 June 2015 under the laws of the British Virgin Islands. Fuqing is a wholly-owned subsidiary of the guarantor of the Second Notes. The Issuer of the Second Notes has not engaged, since its incorporation, in any material activities other than entering into arrangements for the issue of the Second Notes and on- lending of the proceeds thereof to the guarantor of the Second Notes. The guarantor, Pingan Real Estate (Hong Kong) Company Limited, was incorporated on 24 December 2013 and is registered as a limited liability company under the laws of Hong Kong. The guarantor is a private company, wholly-owned by Ping An Real Estate Company Ltd., and is utilized to conduct outbound investments as well as financing of onshore projects. The guarantor’s business comprises strategic investments, acquisition of foreign assets, industrial & logistics projects and a foreign cooperative development project.

REASONS FOR AND BENEFITS OF THE ACQUISITIONS OF NOTES

As announced by the Company on 31 August 2012, the Company has adopted a treasury policy to engage in treasury management activities with respect to its surplus cash assets. According to the Company’s established treasury policy, the criteria for selection of investments will include the relative risk profile involved, the liquidity of an investment and the after tax equivalent yield of an investment. The First Notes Acquisitions and the Second Notes Acquisitions were made in consistent with the overall objectives of the Company’s established treasury policy.

As the First Notes Acquisitions and the Second Notes Acquisitions were made by public offering and on open market at the then prevailing market price, the Directors are of the view that the First Notes Acquisitions and Second Notes Acquisition are fair and reasonable and in the best interest of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS ON THE ACQUISITIONS OF NOTES

Each of the transactions for the First Notes Acquisitions and the Second Notes Acquisitions individually did not exceed 5% of any of the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules. When aggregated the relevant transactions together, one of the applicable percentage ratios in respect of the First Notes Acquisitions and the Second Notes Acquisitions are above 5% but less than 25%, the First Notes Acquisitions and the Second Notes Acquisitions constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the same meanings when used:

“Board”	the board of Directors

“Company”	Hong Kong Television Network Limited, a company incorporated in Hong Kong with limited liability

“Director(s)”	the director(s) of the Company

“First Notes”	RMB1,500,000,000,000 6.25% Senior Notes due 10 September 2017 issued by the Issuer of the First Notes, the First Notes of which are listed on The Stock Exchange of Hong Kong Limited

“First Notes Acquisitions”	(1) the subscription of the RMB2,000,000 notes at a total consideration of RMB2,000,000 (equivalent to approximately HK$2,493,200 adopting an exchange rate of RMB1=HK$1.2466) which allotted to the Company by the Issuer of the First Notes in connection with the public offering of the Issuer of the First Notes; and

(2) the open market acquisitions of a total number of RMB9,000,000 First Notes at a total consideration of RMB9,073,192 (equivalent to approximately HK$11,310,641 adopting an exchange rate of RMB1=HK$1.2466) including accrued interest

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Issuer of the First Notes” or “Qilu”	Qilu International Finance (BVI) Company Limited, a company incorporated in the British Virgin Islands with limited liability

“Issuer of the Second Notes” or “Fuqing”	Fuqing Investment Management Limited, a company incorporated in British Virgin Islands with limited liability

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Second Note(s)”	RMB1,000,000,000,000 4.85% Guaranteed Notes due 21 July 2018 issued by the Issuer of the Second Notes, the Second Notes of which are listed on the Singapore Exchange Securities Trading Limited

“Second Notes Acquisition”	(1) the subscription of the RMB2,800,000 notes at a total consideration of RMB2,800,000 (equivalent to approximately HK$3,490,480 adopting an exchange rate of RMB1=HK$1.2466) which allotted to the Company by the Issuer of the Second Notes in connection with the public offering of the Issuer of the Second Notes; and

(2) the open market acquisition of a total number of RMB12,200,000 Second Notes at a total consideration of RMB12,251,190 (equivalent to approximately HK$15,272,333 adopting an exchange rate of RMB=HK$1.2466) including accrued interest

“Shareholders”	the holder(s) of the ordinary share(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“RMB”	China Yuan Renminbi, the lawful currency of the People’s Republic of China

“%”	per cent.

By Order of the Board
Hong Kong Television Network Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 29 July 2015

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.